Filed by C&F Financial Corporation

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company:  Peoples Bankshares, Incorporated

About Peoples Community Bank

•    Founded in 1913, headquartered in Montross, VA

•    Robert K. Bailey, III, President and CEO

•    On the web at peoplescommunitybank.biz

•    $198 million in assets (as of June 30, 2019)

•    Five retail branches serving communities in Dahlgren, Fredericksburg, King George, Montross, and Warsaw

•    Investments offered in partnership with Lincoln Financial Securities

About C&F Bank

•    Founded in 1927, headquartered in West Point, VA

•    Thomas F. Cherry, President and CEO

•    On the web at cffc.com

•    $1.568 billion in assets (as of June 30, 2019)

•     Twenty-five retail branches representing the communities of Tidewater, Williamsburg, West Point, Middlesex, New Kent, Mechanicsville, Chesterfield, Richmond and Charlottesville

•     Other subsidiaries include C&F Wealth Management Corporation, C&F Mortgage Corporation, and C&F Finance Company

•    Listed on The Nasdaq Stock Market under the symbol CFFI

•    The merger of Peoples Bankshares, Inc. into C&F Financial Corporation has been approved by the boards of directors of both companies and is expected to close near the end of 2019, pending regulatory approvals, Peoples shareholder approval, and other closing conditions.

•    Peoples branches are anticipated to convert to C&F Bank products, systems, and signage in the second quarter of 2020.

•    Thomas F. Cherry, President and CEO of C&F Bank and C&F Financial Corporation, will continue to hold these positions after the merger. Cherry is only the fourth President in C&F’s 92-year history and has over 20 years of total service to the company.

•    Upon closing of the merger, Robert K. Bailey, III, President and CEO of Peoples Bankshares, Inc., will serve as a Senior Banking Officer with C&F Bank.

•    The combined bank will offer 30 locations covering Central Virginia. C&F Bank recently opened a financial center in Williamsburg to house representatives from its wealth management, mortgage, and commercial banking teams. Additional financial centers with retail banking services are slated to open in downtown Richmond and Charlottesville in 2020.

•    There are three additional subsidiaries that comprise C&F Financial Corporation in addition to C&F Bank: C&F Wealth Management Corporation offers full investment and insurance services; C&F Mortgage Corporation provides mortgage, title, and appraisal services; and, C&F Finance Company purchases automobile, marine, and RV loan contracts.

Important Information and Where to Find It:

This communication does not constitute an offer to sell or the solicitation of an offer to buy securities of C&F Financial Corporation (“C&F”) or a solicitation of any vote or approval. C&F will file a registration statement on Form S-4 and other documents regarding the proposed transaction with the Securities and Exchange Commission (“SEC”) to register the shares of C&F’s common stock to be issued to the shareholders of Peoples Bankshares, Incorporated (“Peoples”). The registration statement will include a proxy statement/prospectus, which will be sent to the shareholders of Peoples in advance of its special meeting of shareholders that will be held to consider the proposed transaction.  Before making any voting or investment decision investors and security holders are urged to read the proxy statement/prospectus and any other relevant documents to be filed with the SEC in connection with the proposed transaction because they contain important information about C&F, Peoples and the proposed transaction. Shareholders are also urged to carefully review C&F’s public filings with the SEC, including, but not limited to, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and proxy statements. Investors and security holders may obtain a free copy of these documents (when available) through the website maintained by the SEC at www.sec.gov. These documents may also be obtained, without charge, from C&F at www.cffc.com under the tab “Investor Relations” or by directing a request to C&F Financial Corporation, 3600 La Grange Parkway, Toano, Virginia 23168, Attn.: Investor Relations.  The information on C&F’s website is not, and shall not be deemed to be, a part of this report or incorporated into other filings C&F makes with the SEC.

C&F, Peoples and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Peoples in connection with the proposed transaction. Information about the directors and executive officers of C&F and their ownership of C&F’s common stock is set forth in C&F’s proxy statement in connection with its annual meeting of shareholders, as previously filed with the SEC on March 8, 2019. Information about the directors and executive officers of Peoples and their ownership of Peoples’ common stock may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information regarding the interests of these participants and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Safe Harbor Statement:

Statements made in this communication that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of C&F and Peoples, include statements as to the anticipated benefits of the proposed transaction, including future financial and operating results, cost savings and enhanced revenues that may be realized from the proposed transaction as well as other statements of expectations regarding the proposed transaction and any other statements regarding future results or expectations.  The companies’ respective abilities to predict results, or the actual effect of future plans or strategies, are inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of C&F and Peoples and their respective subsidiaries include, but are not limited to the ability to obtain required regulatory and shareholder approvals and meet other closing conditions to the transaction; the ability to complete the proposed transaction as expected and within the expected time frame; disruptions to customer and employee relationships and business operations caused by the proposed transaction; the ability to implement integration plans associated with the transaction, which integration may be more difficult, time-consuming or costly than expected; the ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame, or at all; changes in local and national economies, or market conditions; changes in interest rates; regulations and accounting principles; changes in policies or guidelines; loan demand and asset quality, including values of real estate and other collateral; deposit flow; the impact of competition from traditional or new sources; and the other factors detailed in C&F’s publicly filed documents, including its Annual Report on Form 10-K for the year ended December 31, 2018. As a result, actual results may differ materially from the forward-looking statements in this communication.

These factors are not necessarily all of the factors that could cause C&F’s, Peoples’ or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm C&F’s, Peoples’ or the combined company’s results.